Exhibit 99.1

Nam Tai Property Closes on RMB 600 Million Refinancing of Inno Park with China CITIC Bank

New Loan Features Significantly Improved Terms, Including a 4.3% Interest Rate, 15-Year Duration, and Reduced Payments in the First 3 Years

SHENZHEN, China—(BUSINESS WIRE)—Nam Tai Property Inc. (OTC Expert Market: NTPIF) (“Nam Tai Property” or the “Company”) today announced the successful closing of the RMB 600 million refinancing (the “New Loan”) for its Inno Park property (“Inno Park”), the Company’s stabilized business park located in the Guangming District of Shenzhen, with China CITIC Bank Corporation Limited (“CITIC Bank”).

The New Loan replaces the existing loan (the “Original Loan”) with Bank of China, which was set to mature in November 2028 and carried an outstanding balance of RMB 405 million as of July 21, 2025 (the “Repayment Date”). The New Loan matures in July 2040 and carries a blended all-in interest rate of approximately 4.3% per year.1 Additionally, the repayment schedule requires principal payments of RMB 12 million within one year and RMB 54 million within three years from the full drawdown date. The New Loan provides for improved terms compared to the Original Loan, which carried an interest rate of 5.022% per year and a repayment schedule requiring RMB 93 million within one year and RMB 316 million within three years.

The New Loan immediately unlocks approximately RMB 195 million in available liquidity while substantially reducing the Company’s near-term repayment burden. The Company expects savings of approximately RMB 73 million in principal and interest over the next year and approximately RMB 225 million over the next three years. Excess proceeds are expected to be used to further accelerate the completion of the Nam Tai Tech Center and unlock value at Inno Valley.

Bo Hu, Chief Executive Officer and board member, commented:

“The refinancing for Inno Park represents a significant milestone for Nam Tai. Our ability to secure a RMB 600 million facility with improved terms from a major institution reflects the work our team has done to stabilize and strengthen the Company’s financial position. In addition to optimizing our capital structure and providing us with more flexibility and savings, the New Loan will position us to execute on our broader operational plans and maximize the value of our core stabilized asset, Inno Park.”

Additional information can be found in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission.

Forward Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in this release and in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include risks related to its currently contemplated strategy, competition, timing, increases in costs of materials, capital and financing needs, access to funding under the Company’s debt instruments and the timing thereof, the Company’s ability to refinance certain debt, its ability to sell certain assets, construction/development challenges or setbacks, its ability to hire and retain construction contractors and subcontractors, the Company’s ability to obtain materials and supplies necessary for construction of various projects, any unforeseen issues

[1]	Based on the 5-year LPR published by the People’s Bank of China on June 20, 2025.

relating to construction, including environmental, weather, catastrophes, or other issues, the Company’s ability to add additional guaranteed power to certain of its projects, projected regional development, composition of potential tenants of development projects, development of asset light capabilities for internal or external use and monetization, judicial and regulatory challenges and/or delays, changes in economic policy, including in relation to trade and/or tariffs, anticipated savings or uses of funding from refinancings, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

About Nam Tai Property

Nam Tai Property Inc., a Company incorporated in the British Virgin Islands (the “BVI”) and governed by BVI law, owns certain subsidiaries, which own and operate commercial real estate projects across the People’s Republic of China. Those subsidiaries currently maintain two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company, and the portfolio of properties held by certain of its subsidiaries by emailing our investor relations team or visiting Weibo: https://weibo.com/u/7755634761.

Contacts

Longacre Square Partners LLC

Ashley Areopagita

ntp@longacresquare.com